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Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Leap Wireless International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
File No. 001-34865
Dear Mr. Spirgel:
     On behalf of our client, Leap Wireless International, Inc. (the “Company”), we are responding to the Staff’s comment letter dated July 12, 2011 with respect to the above-referenced periodic reports. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments and the Company’s responses below.
Form 10-K for the Fiscal Year Ended December 31, 2010
Results of Operations, page 60
     1. We note the table on page 61 summarizing your customer activity for the last three fiscal years. In future filings expand your Management’s Discussion and Analysis to provide more detailed analysis of these changes and trends in your gross and net customer additions and their impact on your results of operations. The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.
     In response to the Staff’s comment, in future filings the Company will include in its Management’s Discussion and Analysis more detailed analysis of changes in its customer activity, trends in its gross and net customer additions and their impact on its results of operations.

July 26, 2011

Liquidity and Capital Resources, page 73
     2. We note the statement that if your cash generated from operations is adversely impacted, you believe that you could manage your expenditures as well as the pace and timing of your expansion efforts, to match available liquidity. In order to provide more context to your disclosure, in future filings please expand your disclosure to provide a more detailed and quantified (if possible), discussion of your ability to meet both your short-term and long-term liquidity needs. Such disclosure should address the expenditures necessary for the enhancement of your network capacity in existing markets and the deployment of your LTE network technology (discussed on page 82). Please note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.
     In response to the Staff’s comment, in future filings the Company will include a more detailed and quantified (where possible) discussion in Liquidity and Capital Resources of its ability to meet its short-term and long-term liquidity needs, including with respect to the expenditures necessary for the enhancement of network capacity in existing markets and deployment of LTE network technology.
Financial Statements
Note 7. Significant Acquisitions and Other Agreements
STX Wireless Joint Venture, page 110
     3. Refer to the top carryover paragraph of page 111 which indicates that the purchase price for Pocket Communications membership interest in STX Wireless Operations, under the “put” and “call” provisions, is based in part upon an “enterprise value-to-revenue multiple” for Leap Wireless. Please explain to us the contractual terms of the “enterprise value-to-revenue multiple” for Leap Wireless and tell us how it affected your consideration of how to account for Pocket Communications’ non-controlling interest in STX Wireless Operations and the related “put” and “call”. Please refer to the pertinent authoritative accounting literature in your response.
     Contractual terms of “enterprise value-to-revenue multiple”
     The purchase price for Pocket Communications’ membership interest in STX Wireless, LLC (“STX Wireless”) under the “put” and “call” provisions of the Amended and Restated Limited Liability Company Agreement of STX Wireless (the “STX LLC Agreement”) is calculated under the STX LLC Agreement by multiplying STX Wireless’ total consolidated revenues for the four most recently completed fiscal quarters (with adjustments in the event STX Wireless ceases to provide wireless service in a significant geographic area) by the “Leap Enterprise Value Multiple,” and multiplying the product by 24.25%.
     The “Leap Enterprise Value” is defined in the STX LLC Agreement as the sum of: (1) the product of the ten-day trailing average of the last reported sales prices of the Company’s common stock multiplied by the total number of issued and outstanding shares of the Company’s common stock, plus (2) the aggregate liquidation preference of any preferred stock of the Company that may be issued and outstanding, plus (3) the Company’s aggregate outstanding consolidated indebtedness for borrowed money, minus (4) the Company’s consolidated cash, cash equivalents and short-term investments. The “Leap Enterprise Value Multiple” is then obtained by dividing the Leap Enterprise Value by the Company’s total consolidated revenues for the four most recently completed fiscal quarters. In the event that the Company (or a third party) has previously announced a potential change of control transaction at the time of the “put” or “call,” then the Leap Enterprise Value is calculated using a trailing average of the

July 26, 2011

last reported sales prices of the Company’s common stock prior to such announcement (if lower than the then-current ten-day trailing average).
     How the enterprise value-to-revenue multiple outlined above affected the Company’s consideration of how to account for Pocket Communications’ non-controlling interest in STX Wireless subject to the “put” and “call” provisions
     The STX LLC Agreement contains “put” and “call” provisions with respect to Pocket Communications’ non-controlling interest: Pocket Communications has the future right to put, and the Company (through its wholly owned subsidiary Cricket Communications, Inc. (“Cricket”)) has the future right to call, all of Pocket Communications’ membership interests in STX Wireless, which rights are generally exercisable on or after April 1, 2014. In addition, in the event of a change of control of the Company, Pocket Communications is obligated to sell to Cricket all of its membership interests in STX Wireless.
     In considering how to account for Pocket Communications’ non-controlling interest and the related redemption features outlined above, the Company determined that the redemption features were embedded within Pocket Communications’ non-controlling interest in STX Wireless (the “Non-Controlling Interest”) and that the Non-Controlling Interest did not meet the definition of a mandatorily redeemable security under Accounting Standard Codification (“ASC”) 480-10. However, because Pocket Communications has the right to exercise its put rights under the STX LLC Agreement (upon the occurrence of specified future events or with the passage of time), the Company determined that the Non-Controlling Interest would be subject to the classification and measurement guidance in ASC 480-10-S99-3A.
     Pursuant to the classification guidance in ASC 480-10-S99-3A, the Company determined that the Non-Controlling Interest should be classified in temporary equity in the Company’s consolidated balance sheets and subsequently measured in accordance with 480-10-S99-3A par. 15b. This guidance states that the Staff will not object to the following measurement method (if applied consistently):
“Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.”
     Consistent with the guidance in ASC 480-10-S99-3A par. 22b, the Company analyzed whether or not the redemption price for the Non-Controlling Interest was fair value. The Company determined that the redemption price does not equal fair value (as interpreted by ASC 480) because the formula for calculating the redemption price in the STX LLC Agreement is based on the Leap Enterprise Value Multiple, which would not necessarily be equivalent to STX Wireless’ enterprise value multiple at any given point in time.
     In determining how the measurement of the Non-Controlling Interest would impact basic earnings per share (“EPS”), the Company looked to the guidance in ASC 480-10-S99-3A par. 22b, which specifies that adjustments to the carrying amount of a redeemable non-controlling interest to reflect an other than fair value redemption feature do impact EPS. Therefore, consistent with FN 17 of ASC 480-10-S99-3A, the Company chose to treat the entire periodic adjustment to the Non-Controlling Interest carrying amount as being akin to a dividend and thus impacting the Company’s net loss/income attributable to common stockholders for the full amount of the change in the redemption price.

July 26, 2011

     4. We note from the second paragraph of page 84 that Ring Island has the option to put its entire controlling membership interest in Savary Island to Cricket for a redemption value of an amount equal to Ring Island’s contributions to Savary Island less any optional distributions made to Ring Island plus currently an additional $150,000. We also note that the third paragraph of page 84 indicates that you will accrete amounts to Ring Island’s membership interest to the extent that the carrying value of Ring Island’s membership interests falls below the calculated redemption value. With a view to additional disclosure, tell us how you plan to account for Ring Island’s share of Savary Island’s future operating results.
     Ring Island Wireless, LLC (“Ring Island”), which is the controlling member of Savary Island Wireless, LLC (“Savary Island”), has the option to put its entire controlling 15% membership interest in Savary Island to Cricket under the Amended and Restated Limited Liability Company Agreement for Savary Island (the “Savary LLC Agreement”) during a specified put period. The purchase price for Ring Island’s controlling membership interest is calculated under the Savary LLC Agreement as: Ring Island’s total equity contributions to Savary Island (currently $5.1 million), less any optional distributions made pursuant to the Savary Island LLC Agreement (currently $0), plus $150,000 if the sale is consummated prior to May 1, 2017 without incurring any unjust enrichment payments to the Federal Communications Commission. Accordingly, as of December 31, 2010, the redemption value for Ring Island’s controlling membership interest was approximately $5.3 million.
     The Company has recorded Cricket’s obligation to purchase Ring Island’s controlling interest upon the exercise of its put option as a component of redeemable non-controlling interest in the Company’s consolidated balance sheets. Ring Island’s net interest (i.e., capital account) in Savary Island is comprised of its initial equity contribution, as increased or decreased by Ring Island’s 15% proportionate share of Savary Island’s profits or losses. Pursuant to the guidance in ASC 810-10, the Company attributes profits and losses to Ring Island’s redeemable non-controlling interest each reporting period. After the attribution of profits or losses, and consistent with the guidance in ASC 480-10-S99-3A par. 16c, the Company accretes the redeemable non-controlling interest to the redemption price for Ring Island’s controlling membership interest with a corresponding adjustment to additional paid-in capital. However, consistent with ASC 480-10-S99-3A par. 15b, the Company does not reduce the carrying amount of the redeemable non-controlling interest below the redemption value reported in temporary equity. Both the attribution of profit or loss and the accretion of the redeemable non-controlling interest are presented in accretion of redeemable non-controlling interests in the Company’s consolidated statement of operations.
     In future filings, the Company will expand its disclosures to clarify its accounting for Ring Island’s share of Savary Island’s operating results.
Exhibits
     5. We note that you have not filed the limited liability agreement for Savary Island, the management services agreement between Cricket and Savary Island or the senior secured credit agreement between Cricket, Savary Island and Savary Island’s subsidiaries dated December 27, 2010 as exhibits to your Form 10-K. Please file these agreements with future filings or explain why they are not material. See Item 601(b)(10) of Regulation S-K.
     In response to the Staff’s comment, the Company respectfully notes that, in light of the magnitude of the loans to Savary Island thereunder (approximately $211.6 million), the senior secured credit agreement among Cricket, Savary Island and Savary Island’s subsidiaries dated December 27, 2010 was filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 as Exhibit 10.5.

July 26, 2011

     With respect to the Savary LLC Agreement, the Company believes that this agreement is not a “material contract” required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. The Savary LLC Agreement valued the Company’s equity investment in Savary Island at the formation of the venture at only $29 million, and the agreement does not impose any material financial or other obligation on the Company nor require the Company to make any further capital contribution to Savary Island. While the Savary LLC Agreement grants the Company’s venture partner (Ring Island) the right to put its membership interest in Savary Island to the Company, if such put option were exercised the purchase price payable by the Company would only be approximately $5.3 million (see above, the response to Question 4). Moreover, the Savary Island venture itself is not material to the Company’s business: as of December 31, 2010 and March 31, 2011, the only assets of Savary Island comprised wireless licenses with a carrying value of $156 million (representing 8% of the aggregate carrying value of the Company’s total consolidated wireless licenses) and less than $10 million in cash, and Savary Island had no material liabilities under GAAP other than intercompany liabilities. The wireless licenses held by Savary Island are not in use in the Company’s business, other than spectrum in seven counties and two Basic Economic Areas that is leased to the Company. This leased spectrum covers approximately 6.1 million potential customers (“POPs”) covered by the Company’s network, or 6.5% of the total POPs covered by the Company’s network, and this spectrum simply supplements existing spectrum owned by the Company in each of those markets.
     With respect to the management services agreement between Cricket and Savary Island, the Company believes that this agreement is not a “material contract” required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. Under the management services agreement, Cricket provides Savary Island with basic accounting and administrative services in exchange for a fee of $180,000 per annum. In the event that Savary Island were in the future to build out its wireless spectrum and launch wireless service in its markets, Cricket may provide additional operational services on request in exchange for reimbursement of its out-of-pocket expenses and allocated costs. Cricket routinely provides such services to its joint ventures with operating markets in the ordinary course of business.
Form 10-K/A for the Fiscal Year Ended December 31, 2010
2010 Compensation Programs and Decisions, page 7
     6. We note your disclosure on page eight that cash bonus amounts were generally based on your named executive officers’ individual accomplishments in 2010. In future filings expand your disclosure to specify in more detail the individual accomplishments that resulted in payments of bonuses to your named executive officers. In addition, revise the footnotes to your summary compensation table in order to provide the basis for the “discretionary bonus” paid to Mr. Moschner.
     In response to the Staff’s comment, in future filings the Company will include expanded disclosure specifying in more detail the individual accomplishments that result in payments of bonuses to its named executive officers, and revise the footnote to its summary compensation table to provide the basis for Mr. Moschner’s discretionary bonus.
2011 Long-Term Equity Incentive Awards, page 13
     7. We note the disclosure that your compensation committee awarded long-term incentive compensation awards because the amount and value of long-term equity awards held by your named executive officers was generally below the 50th percentile of total direct compensation provided by companies against which you measured your compensation. In future filings, if

July 26, 2011

applicable, indicate whether the amount of grants awarded fell within the 50th percentile of such companies. To the extent the amount awarded fell outside of your targeted percentile range, please explain why. Also identify any aspects of corporate or individual performance that resulted in differing awards to each named executive officer.
     In response to the Staff’s comment, in future filings the Company will, if applicable, indicate whether the long-term incentive compensation awards granted to the Company’s named executive officers fell within the targeted percentile range of compensation provided by companies against which the Company measures its compensation. To the extent that the long-term incentive awards granted to a named executive officer materially deviate from the targeted percentile range of compensation provided by companies against which the Company measures its compensation, the Company will provide additional disclosure to explain the reasons for the deviation. If applicable, in future filings the Company will also identify aspects of corporate or individual performance that resulted in long-term incentive compensation awards to a named executive officer that differ materially from the awards to other named executive officers.
     In responding to our comments, please provide a written statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.
     Any questions regarding the foregoing should be directed to the undersigned at (858) 523-5406.
Very truly yours,
/s/ Barry M. Clarkson
Barry M. Clarkson
of LATHAM & WATKINS LLP

cc:	Walter Z. Berger, Leap Wireless International, Inc.

ANNEX A
Company Certification
Pursuant to the Staff’s letter dated July 12, 2011 to Leap Wireless International, Inc. (the “Company”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 and Form 10-K/A for the fiscal year ended December 31, 2010, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Dated: July 26, 2011

/s/ Robert J. Irving, Jr.
Robert J. Irving, Jr.
Senior Vice President, Secretary & General Counsel